SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
Tollgrade Communications, Inc. (Name of Issuer)
................................................................................................................
Common Stock, $0.20 par value per share (Title of Class of Securities)
................................................................................................................
889542106 (CUSIP Number)
................................................................................................................
Steven J. Lynch
c/o Bradford Capital Partners
133 Freeport Road
Pittsburgh, PA 15215
412-781-7400

with a copy to:

Jonathan F. Wolcott
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

................................................................................................................
July 28, 2008 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: Bradford Capital Partners

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		1,553,777

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,553,777

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,553,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: BCP Investment LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		1,553,777

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,553,777

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,553,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: Bradford Capital Financial Services, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		10,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,200

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: Bradford Capital Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		10,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,200

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: Steven J. Lynch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,563,977

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,563,977

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,563,977

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	889542106

1	NAMES OF REPORTING PERSONS: Joseph L. Calihan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒ joint filers

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,563,977

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,563,977

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,563,977

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 1,563,977 shares of the Issuer’s Common Stock owned collectively by Bradford Capital Partners (beneficial owner of 1,553,777 shares) and Bradford Capital Financial Services, LP (beneficial owner of 10,200 shares) is approximately $9,872,037. In 2004, Bradford Capital Partners purchased an aggregate of 449,782 shares of Common Stock at an aggregate cost of $4,079,937. A portion of the purchase price for these 2004 purchases was obtained from a bank loan made in the ordinary course of business. The funding for the all of the other acquisitions of shares of the Issuer’s Common Stock came from contributions by the limited partners of Bradford Capital Partners.

Item 5 is hereby amended and restated to read as follows:

(a) and (b):

Bradford Capital Partners is the beneficial owner of 1,553,777 shares of the Issuer’s Common Stock, representing approximately 11.70% of the outstanding Issuer’s Common Stock as of June 28, 2008. BCP Investment LLC, is the general partner of Bradford Capital Partners and, as such, may be deemed to be the beneficial owner of the 1,553,777 shares of the Issuer’s Common Stock held by Bradford Capital Partners. BCP Investment LLC has sole voting and dispositive power over the shares owned by Bradford Capital Partners.

Bradford Capital Financial Services, LP is the beneficial owner of 10,200 shares of the Issuer’s Common Stock, representing approximately 0.08% of the outstanding Issuer’s Common Stock as of June 28, 2008. Bradford Capital Corp. is the general partner of Bradford Capital Financial Services, LP and, as such may be deemed to be the beneficial owner of the 10,200 shares of the Issuer’s Common Stock held by Bradford Capital Financial Services LP. Bradford Capital Corp. has sole voting and dispositive power over the shares owned by Bradford Capital Financial Services LP.

Except to the extent that either of Steven L. Lynch or Joseph L. Calihan may be deemed beneficial owners of the 1,563,977 shares collectively beneficially owned by Bradford Capital Partners and Bradford Capital Financial Services LP, representing approximately 11.78% of the outstanding Issuer’s Common Stock as of June 28, 2008, as of the date hereof, neither Steven L. Lynch nor Joseph L. Calihan own any shares of the Issuer’s Common Stock. Messrs. Lynch and Calihan are the managers of BCP Investment LLC and the directors of Bradford Capital Corp. and Mr. Calihan is the sole member of BCP Investment LLC, and, as such, Messrs. Lynch and Calihan may be deemed to have shared voting and dispositive power over the 1,563,977 shares collectively owned by Bradford Capital Partners and Bradford Capital Financial Services LP.

(c): Set forth below are the acquisitions of shares of the Issuer’s Common Stock made by Bradford Capital Partners in the last 90 days, all of which were purchased in the open market. No other Reporting Persons have acquired shares of the Issuer’s Common Stock in the last 90 days.

Date	Shares	Amount	Average

5/12/2008	12,906	62,614	4.85
5/13/2008	9,100	42,031	4.62

5/15/2008	13,267	60,041	4.53
5/19/2008	16,118	71,570	4.44
5/20/2008	2,400	10,788	4.49
5/21/2008	23,200	104,596	4.51
5/22/2008	9,932	44,851	4.52
5/23/2008	1,000	4,526	4.53
6/27/2008	5,898	28,398	4.81
6/30/2008	28,026	124,509	4.44
7/1/2008	2,600	11,902	4.58
7/2/2008	2,600	12,275	4.72
7/3/2008	10,521	50,462	4.80
7/7/2008	1,813	8,533	4.71
7/9/2008	13,800	61,271	4.44
7/10/2008	3,303	14,664	4.44
7/11/2008	1,900	8,327	4.38
7/14/2008	14,777	67,321	4.56
7/15/2008	17,525	81,168	4.63
7/16/2008	3,956	18,175	4.59
7/17/2008	26,777	124,004	4.63
7/18/2008	15,578	73,057	4.69
7/28/2008	16,107	77,469	4.81

(d): Not applicable.

(e): Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADFORD CAPITAL PARTNERS
a Pennsylvania limited partnership
By: BCP INVESTMENT LLC
its General Partner

By: _______________
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: August 1, 2008

BCP INVESTMENT LLC
a Pennsylvania limited liability company

By: _______________
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: August 1, 2008

BRADFORD CAPITAL FINANCIAL SERVICES, LP
a Pennsylvania limited partnership
By: BRADFORD CAPITAL CORP.
its General Partner

By: _______________
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: August 1, 2008

BRADFORD CAPITAL CORP.
a Pennsylvania corporation

By: _______________
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: August 1, 2008

Steven J. Lynch, an individual
Date: August 1, 2008

Joseph L. Calihan, an individual
Date: August 1, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).